CHINA WATER AND DRINKS, INC.
18th Floor, Development Centre Building
Ren Min Nan Road, Shenzhen
People’s Republic of China 518001

October 23, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Mara Ransom and Indira Lall

Re:   Request for Withdrawal of October 17, 2007 Withdrawal Request for Registration Statement on Form SB-2, File Number 333-146097 (the “Registration Statement”)

Dear Ms Ransom and Ms Lall:

China Water and Drinks, Inc. (the ”Company”) hereby makes application to withdraw the October 17, 2007 withdrawal request (the “Prior Request”) previously made with respect to the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The reason that the Company is requesting withdrawal of the Prior Request is because the Company filed a subsequent withdrawal request with respect to the Registration Statement on October 19, 2007 that supplemented and superseded the Prior Request.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement and the Prior Request be issued by the Securities and Exchange Commission as soon as possible. Please provide a copy of the order granting withdrawal via facsimile to the Company’s counsel, Mitchell Nussbaum or Angela Dowd, at (212) 407-4990. Should you have any questions regarding this matter, please contact Ms Dowd at (212) 407-4097.

Very truly yours,

CHINA WATER AND DRINKS, INC.

By:	/s/ Chen Xing Hua
Chen Xing Hua Chief Executive Officer